REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2006

                        Commission File Number: 011-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|     Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1: ____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|           No  |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.


Form 6-K:   Table of Contents

1.    Exhibit - Press release dated July 27, 2006

2.    Exhibit - Press release dated August 18, 2006

3.    Exhibit - Press release dated September 26, 2006

                                    EXHIBITS

      See press release attached hereto dated July 27, 2006 regarding the Company's financial results for the second quarter of 2006.

      See press release attached hereto dated August 18, 2006 regarding the Company's announcement of series of initiatives to enhance shareholder value.

      See press release attached hereto dated September 26, 2006 regarding the Company's client seminar.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          W.P. STEWART & CO., LTD.


Date: October 2, 2006                     By:   /s/ Susan G. Leber
                                             -----------------------------------
                                             Name:  Susan G. Leber
                                             Title: Managing Director -
                                                    Chief Financial Officer